SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

2Q15 Earnings Release

São Paulo, August 13, 2015 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: B, Fitch: B-, Moody’s: B3), the largest low-cost and best-fare airline in Latin America, announces today its consolidated results for the second quarter of 2015. All information is presented in accordance with International Financial Reporting Standards (IFRS) and in Brazilian reais (R$), and all comparisons are with the second quarter of 2014, unless otherwise stated.

Quarter highlights

|        Domestic demand grew by 4.7% in 2Q15 and 4.8% in 1H15, bringing the load factor to 78.0%, an increase of 2.0 p.p. in the quarter and 78.5%, an increase of 2.1 p.p. year to date, compared to the same periods of 2014. During the quarter, the total load factor expanded by 1.6 p.p., reaching 76.8%.

|        GOL was the airline leader in on time performance in Brazil in the second quarter and in the first half 2015, reaching 96.53% and 95.32%, respectively.

|        The Company also maintained its leadership in the number of tickets issued in the corporate sector, with 32.4% of share in the first half of the year, representing an increase of 16.6% in the total number of tickets sold in the country, compared to the same period last year.

|        The Company's net revenue reached R$2.1 billion, a 10.5% decline compared to the same period in 2014 – reflecting the country’s economic activity slowdown.

|        Ancillary and cargo revenues reached R$284.3 million, an increase of 13.8% compared to 2Q14, representing 13.3% of total net revenues. International revenues had a share of 8.6%, reaching R$182.6 million.

|        Impacted by the economic scenario, the Company had a negative operating result (EBIT) of R$251.1 million in 2Q15, with a negative operating margin of 11.8%, compared to operating income of R$37.8 million and margin of 1.6% in 2Q14.

|        For the same reason mentioned above, EBITDAR totaled R$90.7 million, with a margin of 4.3%, a decrease of 11.5 p.p. compared to the same period of 2014. However, in the last twelve months, EBITDAR reached R$1.5 billion, with a margin of 15.3%.

|        The Company's costs and expenses remained practically stable levels in the 2Q15, an increase of 1.6% over 2Q14. The result benefited from the fall of 11.4% in the price of jet fuel, which was R$2.21. The expense per ASK (CASK) totaled R$20.06, in line with the previous period.

IR Contacts
Edmar Lopes
Eduardo Masson
Thiago Stanger
Vitor Ribeiro
ri@golnaweb.com.br
+55 (11) 2128-4700

Conference Calls
Friday
August 14, 2015

Portuguese
10:00 a.m. (Brazil)
09:00 a.m. (US EST)
Phone: +55 (11) 2188 0155
Code: GOL
Replay: +55 (11) 2188 0400
Replay Code: GOL

English
11:00 a.m. (Brazil)
10:00 a.m. (US EST)
Phone: +1 (412) 317-6776
Code: GOL
Replay: +1(412)317 0088
Replay Code: 10064245

Live webcast
www.voegol.com.br/ri

|        On July 10, 2015, aiming to further strengthen the Company’s financial position and liquidity, GOL announced an agreement with its controlling shareholder and Delta Air Lines, Inc. (NYSE: DAL) ("Delta") which provides for a capital increase of up to US$146 million and the extension of the current partnership between the two airlines. Additionally, Delta will be the guarantor of a long-term loan with third parties valued at up to US$300 million.

1	GOL Linhas Aéreas Inteligentes S.A.

2Q15 Earnings Release

|        GOL ended the second quarter of 2015 with a solid cash position of R$2.1 billion, representing 20.9% of the last twelve months net revenue.

|        The Company announced a new supply guidance for the year 2015, with the range of zero to a 1% reduction in the number of seats for the domestic market, resulting in a reduction of between 2% to 4% in the second half, when compared to the same period 2014.

|        On July 15, 2015, GOL launched its new brand, consolidating important achievements after the implementation of new products, services, technology and customer care standards, which made for an even better flight experience.

Message from Management

Dear shareholders,

      The financial results for the second quarter reflect the challenging economic environment. We highlight the devaluation of the Brazilian Real against the US Dollar by 40.9%, compared to the same period in 2014, and inflation which reached 9.56% in the last twelve months.

Due to this scenario, net revenue reached R$2,1 billion, a decrease of 10.5% over the second quarter of 2014 and the costs and expenses increase of 1.6%, totaling R$2.4 billion in the same period. Therefore, the negative operating result (EBIT) of R$251.1 million and the net loss of R$354.9 million ended the continuing evolution we saw in the last nine quarters.

We closed the second quarter with a cash position of R$2.1 billion, representing 20.9% of net revenue in the last twelve months. Since the end of the quarter, we have further strengthened our liquidity through initiatives already announced to the market.

Therefore, on July 10, 2015 we announced an operation between GOL, its controlling shareholder, Delta Air Lines and the other shareholders, to be completed in the third quarter of this year. This transaction forecasts a capital increase of up to US$90 million by the controlling shareholder and up to US$56 million by Delta and other shareholders. We will also be issued a loan of up to US$300 million, with Delta as guarantor.

Upon completion, our cash position is even more robust, representing approximately 30% of net revenue, ensuring the continuity and sustainability of our current projects as well as the execution of our strategic plan.

On the operational side, among some important achievements we have reached in recent months, we highlight the extension of our leadership of on time performance in 2015 – 95.32% of our flights take off on the scheduled time in the period, according to data from Infraero. We were also the airline that has futher developed the load factor year to date, according to data from ANAC, with an increase of 2.1 percentage points compared to 2014.

In addition, we maintained our leadership in the number of passengers transported in the domestic market in 1H15, as well as in the number of tickets issued to corporate customers. According to data from the Brazilian Association of Corporate Travel Agencies (ABRACORP), our share reached 32.4% in the period.

2	GOL Linhas Aéreas Inteligentes S.A.

2Q15 Earnings Release

Regarding our supply, we will intensify our disciplined capacity management for the year. Since 2011, GOL has been the airline that reduced seat supply by the largest number among the companies serving the domestic market, totaling about 7.0 billion ASK or 14%.

In this sense, we announced a new supply projection for 2015, from zero to 1% reduction in the number of seats for the domestic market, resulting in a decrease of 2% to 4% in 2H15, when compared to the same period of 2014. We will monitor the development over the coming months and, if necessary, we will revisit these figures. It is worth mentioning that we are always evaluating the revision of all projections, especially in such a challenging and volatile phase the country's economy is going through.

Regarding costs, reduction and efficiency improvement initiatives have already showed results in 1H15. Supported by two renowned consulting firms, we have implemented several actions to reach 100% of manageable costs.

In order to maintain our leadership and increasingly match our customers’ expectations and preferences, we took an important step towards our innovation path, anticipating trends in the Brazilian aviation sector: we will be the first airline in Central and South America to offer free wi-fi internet access, with satellite connection. Our first aircraft equipped with this system is expected to start operations in mid-2016. With this, we will offer the most complete on-board entertainment solution across the continent, with movies, cartoons, series and games, music, in-flight maps, plus live television.

Consolidating all the important achievements we have reached over the past years, on July 15 we launched our new brand emphasizing that GOL will maintain its innovative features, introducing new products, services, technologies and customer care standards, positioning itself at the forefront of the aviation sector. That same day, we also celebrated the delivery of the hundredth aircraft received directly from Boeing with the new logo of the company.

We, the Team of Eagles, will relentlessly continue with dedication, focus and discipline, doing the best we can for our customers, our investors and our partners, getting prepared for the resumption of economic growth in Brazil. Thank you for your continued confidence.

Paulo Sérgio Kakinoff

CEO of GOL Linhas Aéreas Inteligentes S.A.

3	GOL Linhas Aéreas Inteligentes S.A.

2Q15 Earnings Release

Operating and Financial Indicators

Traffic Data	2Q15	2Q14	% Var.	1H15	1H14	% Var.
Aviation Market - GOL
RPK GOL – Total	9,114	8,734	4.3%	19,286	18,273	5.5%
RPK GOL – Domestic	8,125	7,759	4.7%	17,045	16,261	4.8%
RPK GOL – International	989	975	1.4%	2,241	2,013	11.3%
ASK GOL – Total	11,870	11,619	2.2%	24,903	24,147	3.1%
ASK GOL – Domestic	10,419	10,213	2.0%	21,727	21,289	2.1%
ASK GOL - International	1,451	1,405	3.3%	3,176	2,859	11.1%
GOL Load Factor - Total	76.8%	75.2%	1.6 p.p	77.4%	75.7%	1.8 p.p
GOL Load Factor - Domestic	78.0%	76.0%	2.0 p.p	78.5%	76.4%	2.1 p.p
GOL Load Factor - International	68.2%	69.4%	-1.2 p.p	70.6%	70.4%	0.2 p.p
Operational Data	2Q15	2Q14	% Var.	1H15	1H14	% Var.
Revenue Passengers - Pax on board ('000)	9,388.3	9,233.6	1.7%	19,509.2	19,061.5	2.3%
Aircraft Utilization (Block Hours/Day)	11.2	11.0	1.1%	11.4	11.3	0.9%
Departures	77,133	75,266	2.5%	157,947	154,399	2.3%
Average Stage Length (km)	912	903	1.0%	932	906	2.9%
Fuel consumption (mm liters)	371	363	2.1%	773	749	3.2%
Full-time employees at period end	16,830	16,302	3.2%	16,830	16,302	3.2%
Average Operating Fleet	125	124	1.0%	128	125	2.3%
Dados Financeiros	2Q15	2Q14	% Var.	1H15	1H14	% Var.
Net YIELD (R$ cents)	20.26	24.40	-17.0%	21.12	24.16	-12.6%
Net PRASK (R$ cents)	15.56	18.34	-15.2%	16.36	18.29	-10.5%
Net RASK (R$ cents)	17.95	20.50	-12.4%	18.62	20.19	-7.8%
CASK (R$ cents)	20.06	20.16	-0.5%	19.00	19.43	-2.2%
CASK ex-fuel (R$ cents)	13.14	12.35	6.4%	12.54	11.48	9.2%
Spread RASK – CASK (R$ cents)	3.0729	2.2296	37.8%	2.9716	2.2974	29.3%
Average Exchange Rate[1]	3.1026	2.2025	40.9%	3.1026	2.2025	40.9%
End of period Exchange Rate[1]	58.0	103.1	-43.8%	53.3	100.9	-47.2%
WTI (avg. per barrel, US$)[2]	2.21	2.50	-11.4%	2.08	2.56	-18.8%
Price per liter Fuel (R$)[3]	0.47	0.76	-38.8%	0.45	0.77	-41.5%

1. Source: Central Bank; 2. Source: Bloomberg; 3. Fuel expenses/liters consumed.

4	GOL Linhas Aéreas Inteligentes S.A.

2Q15 Earnings Release

Domestic market – GOL

      Domestic supply increased 2.0% over 2Q14 and 2.1% compared to 1H14, reflecting lower supply in 2Q14, when the Company reduced capacity during the 2014 FIFA World Cup held in Brazil.

      Domestic demand increased by 4.7% in the quarter and 4.8% in 1H15, leading the domestic load factor to 78.0%, an increase of 2.0 p.p. compared to 2Q14, and 78.5%, an increase of 2.1 p.p. compared to 1H14.

      During the quarter, GOL transported 8.9 million passengers in the domestic market and 18.5 million passengers accumulated over the year, representing an increase of 1.9% and 2.2%, both compared to the same period in 2014. For 1H15, GOL was once again the leading airline in the number of passenger transported in the Brazilian domestic market.

      Even with reduced economic activity in the country, GOL remained the leader in tickets sold to corporate passengers in the Brazilian domestic market, with a share of 32.4% in the semester – according to the Brazilian Association of Corporate Travel Agencies (Abracorp).

International market - GOL

      GOL’s international supply increased by 3.3% in the quarter and 11.1% in 1H15, compared to 2014. International demand showed an increase of 1.4% between April and June, registering load factor of 68.2%, and,  in 1H15, an increase of 11.3%, leading the international load factor to 70.6%. The Company is adjusting its international network by changing frequency in some destinations and opening other international bases in order to capture market opportunities in the region.

      During the quarter, GOL transported 463.3 thousand passengers in the international market, 2.8% less than in 2014. For 1H15, the Company transported 1.042 million passengers, an increase of 5.3% compared to the same period in 2014.

PRASK and Yield

      Reflecting the economic activity slowdown in the country, the lower volume of corporate passengers and the increase of the number of leisure passengers stimulated by price variations, yield fell by 17.0% in the quarter and 12.6% in the first semester of the year. PRASK partially benefited due to increased load factor by 1.6 p.p. in 2Q15 and 1.8 p.p. in 1H15, dropping by 15.2% and 10.5% respectively, compared to the same period 2014.

5	GOL Linhas Aéreas Inteligentes S.A.

2Q15 Earnings Release

Income statement in IFRS (R$ million)

Income Statement (R$ MM)	2Q15	2Q14	% Var.	1H15	1H14	% Var.
Gross Revenue	2,268.9	2,530.0	-10.3%	4,918.9	5,154.4	-4.6%
Passenger	1,927.1	2,243.8	-14.1%	4,248.5	4,604.4	-7.7%
Cargo and Other	341.8	286.2	19.4%	670.4	550.0	21.9%
Tax	(137.8)	(148.7)	-7.3%	(282.6)	(279.7)	1.0%
Net operating revenues	2,131.1	2,381.3	-10.5%	4,636.3	4,874.7	-4.9%
Passenger	1,846.8	2,131.4	-13.4%	4,074.2	4,415.7	-7.7%
Cargo and Other	284.3	249.9	13.8%	562.1	459.0	22.5%
Operating Costs and Expenses	(2,380.8)	(2,342.5)	1.6%	(4,731.0)	(4,691.0)	0.9%
Salaries, wages and benefits	(393.1)	(327.1)	20.2%	(804.8)	(674.4)	19.3%
Aircraft fuel	(821.6)	(908.0)	-9.5%	(1,608.4)	(1,919.4)	-16.2%
Aircraft rent	(244.3)	(213.0)	14.7%	(459.0)	(426.0)	7.7%
Sales and marketing	(146.0)	(161.0)	-9.3%	(270.7)	(322.2)	-16.0%
Landing fees	(162.0)	(142.3)	13.8%	(330.9)	(293.8)	12.6%
Aircraft and traffic servicing	(243.8)	(202.0)	20.7%	(476.6)	(367.9)	29.6%
Maintenance materials and repairs	(126.6)	(152.4)	-16.9%	(273.7)	(227.9)	20.1%
Depreciation and Amortization	(97.5)	(124.3)	-21.6%	(197.9)	(259.6)	-23.8%
Other	(145.9)	(112.2)	30.0%	(309.1)	(199.8)	54.7%
Equity Income	(1.4)	(1.0)	47.9%	(2.6)	(1.4)	88.1%
Operating Result (EBIT)	(251.1)	37.8	NM	(97.3)	182.3	NM
EBIT Margin	-11.8%	1.6%	-13.4 p.p	-2.1%	3.7%	-5.8 p.p
Other Financial Income (expense)	16.5	(105.7)	NM	(850.1)	(299.5)	183.9%
Interest on loans	(185.6)	(132.9)	39.7%	(358.8)	(276.0)	30.0%
Gains from financial investments	19.8	25.4	-22.1%	50.8	67.5	-24.7%
Exchange and monetary variations	205.6	50.4	308.0%	(568)	107.9	NM
Derivatives net results	(7.0)	(36.8)	-81.0%	61.1	(155.3)	NM
Other expenses (revenues), net	(16.2)	(11.8)	38.1%	(34.7)	(43.6)	-20.5%
Income (Loss) before income taxes	(234.7)	(67.8)	245.9%	(947.4)	(117.2)	708.5%
Income Tax	(120.3)	(77.1)	55.9%	(80.3)	(123.9)	-35.2%
Current income tax	(3.7)	(34.8)	-89.5%	(88.1)	(74.1)	19.0%
Deferred income tax	(116.6)	(42.3)	175.4%	7.8	(49.9)	NM
Net income (loss)	(354.9)	(145.0)	144.8%	(1,027.6)	(241.1)	326.2%
Net Margin	-16.7%	-6.1%	-10.6 p.p	-22.2%	-4.9%	-17.2 p.p
Participation of Non-controlling shareholders	41.0	29.2	40.4%	72.8	64.2	13.4%
Participation of controlling shareholders	(395.9)	(174.2)	127.3%	(1,100.5)	(305.4)	260.4%
EBITDA	(153.7)	162.2	NM	100.6	441.9	-77.2%
EBITDA Margin	-7.2%	6.8%	-14.0 p.p	2.2%	9.1%	-6.9 p.p
EBITDAR	90.7	375.2	-75.8%	559.6	867.9	-35.5%
EBITDAR Margin	4.3%	15.8%	-11.5 p.p	12.1%	17.8%	-5.7 p.p

6	GOL Linhas Aéreas Inteligentes S.A.

2Q15 Earnings Release

EBIT, EBITDA and EBITDAR Reconciliation (R$ MM)*	2Q15	2Q14	% Var.	1H15	1H14	% Var.
Net income (loss)	(354.9)	(145.0)	144.8%	(1,027.6)	(241.1)	326.2%
(-) Income taxes	(120.3)	(77.1)	55.9%	(80.3)	(123.9)	-35.2%
(-) Net financial result	16.5	(105.7)	-115.6%	(850.1)	(299.5)	183.9%
EBIT	(251.1)	37.8	-763.6%	(97.3)	182.3	-153.4%
(-) Depreciation and amortization	(97.5)	(124.3)	-21.6%	(197.9)	(259.6)	-23.8%
EBITDA	(153.7)	162.2	-194.8%	100.6	441.9	-77.2%
(-) Aircraft rent	(244.3)	(213.0)	14.7%	(459.0)	(426.0)	7.7%
EBITDAR	90.7	375.2	-75.8%	559.6	867.9	-35.5%

*In accordance with CVM Instruction 527, the Company presents the reconciliation of EBIT and EBITDA, whereby: EBIT = net income (loss) plus income and social contribution taxes and the net financial result; and EBITDA = net income (loss) plus income and social contribution taxes, the net financial result, and depreciation and amortization. We also show the reconciliation of EBITDAR, given its importance as a specific aviation industry indicator, whereby: EBITDAR = net income (loss) plus income and social contribution taxes, the net financial result, depreciation and amortization, and aircraft operating lease expenses.

Net revenue

Total net revenue in 2Q15 was R$2,131.1 million, a decrease of 10.5%. The result was impacted by the lower volume of corporate passengers and the increase of the number of leisure passengers stimulated by price variations, and was partially benefited by increased demand and load factor in the period.

Passenger revenue, in turn, represented 86.7% of total net revenues, and decreased by 13.4% in the quarter due to lower activity in the economy and consequent lower volume of corporate passengers. International passenger revenue reached R$182.6 million in 2Q15, equivalent to 8.6% of the Company's total revenue.

Net cargo and other revenue amounted to R$284.3 million, representing 13.3% of total revenues and up 13.8% compared to 2Q14, due to the increase in cargo revenue and revenue from ticket rebooking, refunds and cancellations, as well as from revenues generated by the “GOL+ Conforto” product.

Operating expenses

Operating costs and expenses totaled R$2,380.8 million, an increase of 1.6% compared to 2Q14, impacted by the jet fuel price fall. Excluding fuel expenses, annual expenses totaled R$1,559.2 million, representing an increase of R$124.8 million or 8.7% compared to 2014. The cost of ASK (CASK) reached R$20.06, practically in line with the previous period. The increased cost was mainly due to the following:

7	GOL Linhas Aéreas Inteligentes S.A.

2Q15 Earnings Release

Operating Expenses (R$ MM)	2Q15	2Q14	% Var.	1H15	1H14	% Var.
Aircraft fuel	(821.6)	(908.0)	-9.5%	(1,608.4)	(1,919.4)	-16.2%
Salaries, wages and benefits	(393.1)	(327.1)	20.2%	(804.8)	(674.4)	19.3%
Aircraft rent	(244.3)	(213.0)	14.7%	(459.0)	(426.0)	7.7%
Sales and marketing	(146.0)	(161.0)	-9.3%	(270.7)	(322.2)	-16.0%
Landing fees	(162.0)	(142.3)	13.8%	(330.9)	(293.8)	12.6%
Aircraft and traffic servicing	(243.8)	(202.0)	20.7%	(476.6)	(367.9)	29.6%
Maintenance, materials and repairs	(126.6)	(152.4)	-16.9%	(273.7)	(227.9)	20.1%
Depreciation and Amortization	(97.5)	(124.3)	-21.6%	(197.9)	(259.6)	-23.8%
Other operating expenses	(145.9)	(112.2)	30.0%	(309.1)	(199.8)	54.7%
Total operating expenses	(2,380.8)	(2,342.5)	1.6%	(4,731.0)	(4,691.0)	0.9%
Operating expenses ex- fuel	(1,559.2)	(1,434.4)	8.7%	(3,122.6)	(2,771.6)	12.7%

Operating Expenses per ASK (R$ cents)	2Q15	2Q14	% Var.	1H15	1H14	% Var.
Aircraft fuel	(6.92)	(7.82)	-11.4%	(6.46)	(7.95)	-18.7%
Salaries, wages and benefits	(3.31)	(2.82)	17.6%	(3.23)	(2.79)	15.7%
Aircraft rent	(2.06)	(1.83)	12.3%	(1.84)	(1.76)	4.5%
Sales and Marketing	(1.23)	(1.39)	-11.2%	(1.09)	(1.33)	-18.6%
Landing Fees	(1.36)	(1.23)	11.4%	(1.33)	(1.22)	9.2%
Aircraft and Traffic Servicing	(2.05)	(1.74)	18.1%	(1.91)	(1.52)	25.6%
Maintenance, Materials and Repairs	(1.07)	(1.31)	-18.7%	(1.10)	(0.94)	16.4%
Depreciation and Amortization	(0.82)	(1.07)	-23.2%	(0.79)	(1.07)	-26.1%
Other Operating Expenses	(1.23)	(0.97)	27.3%	(1.24)	(0.83)	50.0%
CASK	(20.06)	(20.16)	-0.5%	(19.00)	(19.43)	-2.2%
CASK Excluding Fuel Expenses	(13.14)	(12.35)	6.4%	(12.54)	(11.48)	9.2%

Aircraft fuels per ASK reached R$6.92, a decrease of 11.4% compared to 2014 or R$86.5 million mainly due to lower average per-liter fuel price in Reais. The jet fuel in reais partially benefited from the 38.8%  fall in international prices in the quarter against the same period in 2014, but was impacted by the depreciation of the Real against the Dollar by 37.8%.

Salaries, wages and benefits per ASK reached R$3.31, up 17.6% compared to 2014 or R$66.0 million due to (i) R$22.9 million - an increase of approximately 7% in employees’ wages from the collective pay rise agreement; (ii) R$7.8 million - higher variable crew compensation by increasing flight hours; and (iii) R$2.4 million related to the internalization of employees in the areas of technology and cargo.

Aircraft leasing per ASK totaled R$2.06, a 12.3% increase or R$31.3 million compared to 2014, mainly due to four less operating lease aircraft and renegotiations of lease contracts that took place at the end of 2014, but it was partially negatively impacted by the depreciation of the Real against the Dollar by 37.8%.

8	GOL Linhas Aéreas Inteligentes S.A.

2Q15 Earnings Release

Sales and marketing per ASK registered R$1.23, down 11.2% or R$15.0 million compared to 2Q14, mainly due to (i) R$21.9 million fall in losses from direct sales channel; (ii) lower commission to travel agencies of R$7.6 million, reflecting the decline in the average ticket price and sales to corporate customers, partially offset by higher expenses of (i) R$4.2 million in advertising and marketing and (ii) losses for doubtful accounts of R$6.2 million.

Landing fees per ASK totaled R$1.36, a 11.4% increase year-over-year, or R$19.7 million, due to the passenger connection fee (fully implemented from July 2014) in all airports in which GOL operates in Brazil.

      Aircraft and Traffic Servicing by ASK totaled R$2.05 in the period, up 18.1% or R$41.8 million, mainly due to (i) R$13.8 million with IT services in the domestic and international bases and (ii ) increase in the number of tickets purchased through peer airlines that will be reversed in future revenue of approximately R$21.2 million.

      Maintenance materials and repairs per ASK came to R$1.07, down 18.7% or R$25.8 million compared to 2014 due to the aircraft maintenance calendar with fewer number of engines.

      Depreciation and amortization per ASK reached R$0.82, a decrease of 23.2% or R$26.8 million year-over-year, due to the lower number of engines capitalized in the period in line with the Company’s maintenance calendar, as well as the end of the depreciation period of some engines in 2014.

     Other expenses per ASK reached R$1.23, 27.3% or R$33.7 million more than in 2014, mainly due to: (i) R$4.5 million in increased expenses with the on-board service; (ii) reduction of R$16.1 in gains from sale leaseback operations in 2014 (3 aircraft in 2Q14 versus 2 aircraft in 2Q15); (iii) R$7.9 million in civil contingencies and (iv) R$9.6 million in civil and labor convictions.

Operating result

Operating loss (EBIT) in 2Q15 was R$251.1 million, with a negative operating margin of 11.8% - which is the end of the Company’s ninth consecutive quarter of evolution, reflecting the adverse scenario of the Brazilian economy. In the same period of 2014, the Company posted positive operating income of R$37.8 million with an operating margin of 1.6%.

Net financial result

In 2Q15, GOL recorded a positive net financial result of R$16.5 million, versus an expense of R$105.7 million in 2Q14. The improvement is mainly due to the net foreign exchange variation of R$205.6 million due to the appreciation of the Real against the Dollar by 3.3% compared the end of 1Q15, although this exchange rate had no immediate cash effect.

|   Interest expense recorded R$185.6 million in the quarter, an increase of R$52.7 million or 39.7% from the same period last year, which totaled R$132.9 million. This increase was caused by the depreciation of the Real against the Dollar of 37.8% and the interest payment on debentures issued by Smiles S.A. to finance part of its R$1 billion capital reduction.

9	GOL Linhas Aéreas Inteligentes S.A.

2Q15 Earnings Release

|   Net exchange variation totaled a positive R$205.6 million in 2Q15, compared to a positive R$50.4 million in the same period the previous year. The result is due to the exchange rate appreciation of 3.3% of the Real against the Dollar in the quarter compared to 1Q15, impacting the Company's balance sheet accounts, although it had no immediate cash effect.

|   Interest income totaled R$19.8 million in the quarter, a decrease of R$5.6 million compared to 2Q14, which totaled R$25.4 million. The variation is explained by lower cash level at 27.1% in the quarter compared to the same period last year and the lower cash level in Real.

|   Other financial expenses totaled R$23.2 million in the year, a decrease of 52.2% compared to the same period last year, which recorded R$48.5 million. The variation is explained by (i) the payment of the fees generated by the waiver obtained from the institutions holding the Company’s debentures IV and V due to non-compliance with financial covenants; and (ii) increase in bank fees between periods due to new funding.

Hedge Result

The Company makes use of hedge accounting to recognize some of its derivative instruments. In 2Q15, GOL recorded a book loss of R$10.3 million from hedge operations.

Results (R$ million) 2Q15	Fuel	Foreign Exchange	Interest	Total
Subtotal - Designated for Hedge Accounting	(1.9)	-	6.1	4.2
Subtotal – Not Designated for Hedge Accounting	-	(14.5)	-	(14.5)
Total	(1.9)	(14.5)	6.1	(10.3)
OCI (net of taxes, on 06/30/2015)*	-	-	(141.4)	(141.4)

*OCI (Other Comprehensive Income) or Statement of Comprehensive Income is a transitional account where positive and negative fair value adjustments of future operations are booked, designated as effective for hedging cash flow. The purpose is to state income as close to the Company’s reality as possible. As the results from operations occur in their respective accrual periods, they are incorporated into the Company's income. GOL records the fair value of hedges due in future periods whose aim is to protect cash flow.

Results (R$ million) 2Q15	Fuel	Foreign Exchange	Interest	Total
Financial Result	(1.9)	(14.5)	9.4	(7.0)
Operating Result	-	-	(3.3)	(3.3)
Total	(1.9)	(14.5)	6.1	(10.3)

|   Fuel: fuel hedge operations are made through contracts of crude oil derivatives and its derivatives (WTI, Brent and Heating Oil) and represented losses of R$1.9 million in 2Q15. During the quarter, the Company acquired a fuel protect position through derivative financial instruments, and at the end of June 2015, 20% of its exposure in the next 3 months and 14% in the next 6 months were protected by derivatives. The Company also hires fuel with the distributor, at prices (ex-refinery) predetermined for future delivery. Combining the fixed price positions and derivatives, the Company had, in June 2015, a total of 25% of its exposure for the next 3 months protected, and 18% for the next 6 months.

|   Interest: swap transactions to protect the cash flow from future aircraft leasing deliveries against an increase in Libor interest rates generated total earnings of R$6.1 million in 2Q15. The Company reduced its nominal hedge position from US$594.7 million in 1Q15 to US$530.7 million at the end of June 2015.

10	GOL Linhas Aéreas Inteligentes S.A.

2Q15 Earnings Release

|   Foreign exchange: foreign exchange hedge transactions through derivative financial instruments in the form of NDFs (non-deliverable forwards) generated loss of R$14.5 million in 2Q15 and are used to protect the Company's cash flow. GOL's foreign exchange exposure is hedged through derivatives instruments by 13% in the next 3 months exposure and 8% in the next 6 months. The Company also maintains part of its cash position in Dollars as a natural hedge instrument against its foreign exchange exposure. In 2Q15, this portion protected 31% of exposure in the next 3 months and 15% in the next 6 months. Adding the cash and derivative instruments, 44% of foreign exchange exposure in the next 3 months and 23% in the next 6 months was protected.

Income Taxes

2Q15 income taxes was a negative R$120.3 million, R$43.1 million lower than the negative R$77.1 million registered in 2Q14, due to the loss recorded in GOL group, except the subsidiary Smiles S.A.

Net Result

GOL recorded net loss of R$354.9 million in 2Q15, with a negative net margin of 16.7%. The result represents an increase of 144.8% from the same period in 2014, due to the items explained above.

Balance Sheet: Liquidity and Indebtedness

      On June 30, 2015, GOL posted total cash, including financial investments and restricted cash, of R$2,055.1 million, equivalent to 20.9% of net revenue in the last twelve months. Short-term receivables totaled R$ 450.7 million, consisting mostly of ticket sales via credit card and accounts receivable from travel agencies and cargo transportation.

      The Venezuelan cash position amounted to R$351.1 million as at June 30, 2015, a decrease of R$26.0 million compared to the end of 1Q15, when it was R$377.1 million. GOL is in constant discussions with the Venezuelan authorities regarding the repatriation of the remaining funds. This amount is subject to future oscillations given uncertainties in the Venezuelan economy.

Indebtedness (R$ MM)	2Q15	2Q14	% Var.	1Q15	% Var.
Loans and Financings	4,426.8	3,451.6	28.3%	4,532.5	-2.3%
Aircraft Financing	2,421.4	1,955.3	23.8%	2,592.0	-6.6%
Total of Loans and Financings	6,848.1	5,407.0	26.7%	7,124.5	-3.9%
Short-Term Debt	1,159.8	531.7	118.2%	1,171.3	-1.0%
Debt in US$	252.8	197.4	28.1%	241.4	4.7%
Debt in BRL	375.3	96.8	287.7%	397.0	-5.4%
Long-Term Debt	5,688.3	4,875.3	16.7%	5,953.2	-4.4%
Debt in US$	1,503.8	1,706.6	-11.9%	1,537.2	-2.2%
Debt in BRL	1,022.8	1,116.5	-8.4%	1,022.0	0.1%
Gross Debt excluding Perpetual and Interest	6,206.4	4,926.2	26.0%	6,499.7	-4.5%
Perpetual Notes	555.4	394.2	40.9%	574.2	-3.3%
Accumulated Interest	86.4	86.5	-0.2%	50.6	70.8%
Operating Payable Leases (off-balance)	4,990.2	4,051.3	23.2%	5,952.6	-16.2%
Total Loans and Financing	11,838.3	9,458.3	25.2%	13,077.1	-9.5%

11	GOL Linhas Aéreas Inteligentes S.A.

2Q15 Earnings Release

Liquidity (R$ MM)	2Q15	2Q14	% Var.	1Q15	% Var.
Total Cash (cash and cash equivalents, short-term financial investments and restricted cash)	2,055.1	2,820.3	-27.1%	2,395.8	-14.2%
Short-Term Receivables	450.7	466.8	-3.4%	447.8	0.6%
Total Liquidity	2,505.8	3,287.1	-23.8%	2,843.6	-11.9%
Indebtedness and Liquidity (R$ MM)	2Q15	2Q14	% Var.	1Q15	% Var.
Cash and Equivalents as % of LTM Net Revenues	20.9%	28.7%	-7.8 p.p	23.8%	0.9 p.p
Gross Debt (R$ MM)	6,848.1	5,407.0	26.7%	7,124.5	-3.9%
Net Debt (R$ MM)	4,793.1	2,586.7	85.3%	4,728.7	1.4%
LTM Aircraft Rent x 7 years	6,143.0	5,717.3	7.4%	5,923.8	3.7%
% of debt in foreign currency	79.6%	77.6%	2.0 p.p	80.1%	-0.5 p.p
% of debt in Short-Term	16.9%	9.8%	7.1 p.p	16.4%	0.5 p.p
% of debt in Long-Term	83.1%	90.2%	-7.1 p.p	83.6%	-0.5 p.p
Gross Adjusted Debt[2] (R$ MM)	12,991	11,124	16.8%	13,048	-0.4%
Net Adjusted Debt[2] (R$ MM)	10,936	8,304	31.7%	10,652	2.7%
Adjusted Gross Debt2 / EBITDAR LTM	8.6 x	6.2 x	2.4 x	7.3 x	1.3 x
Adjusted Net Debt2 / EBITDAR LTM	7.27 x	4.63 x	2.6 x	6.0 x	1.3 x
Net Financial Commitments1 / EBITDAR LTM	6.5 x	3.7 x	2.8 x	6.0 x	0.5 x

1 - Financial commitments (gross debt + operational leasing contracts) less Cash  /  2 - Debt + LTM operational leasing expenses x 7.

Loans and financing

        The Company has been implementing an active liability management strategy to manage its debt in order to comply with its declared objective of avoiding large amortizations over the 2 years.

      During 2Q15, the Company’s total loans and financings came to R$6.848.1 million (including financial leases), a decrease of 3.9% compared to 1Q15 mainly due to the appreciation of the Real of 3.3% in the period. The Company amortized R$536.5 million in debt in the year, of which R$352.2 million was from financial debt amortization and R$184.3 million from finance lease obligations. Funding issuances totaled R$297.7 million in the year, of which R$120.0 million, related to a new line of working capital loan and R$13.4 million, from a Finimp (Import Financing), were raised in the quarter.

The adjusted gross debt/EBITDAR (LTM) ratio reached 8,6x in 2Q15, versus 7,3x in 1Q15. This indicator was impacted by the lower accumulated profitability in the last twelve months as measured by EBITDAR, reflecting the adverse scenario of the Brazilian economy.

The average maturity of the Company's long-term debt in 2Q15, excluding aircraft financial leasing, the Smiles’ debentures and non-maturing debt, was 3.71 years, compared to 4.13 years in 1Q15, with an average rate of 17.11% for local-currency debt, versus 15.82% in 1Q15, and 7.67% for Dollar-dominated debt, versus 7.82% in 1Q15.

12	GOL Linhas Aéreas Inteligentes S.A.

2Q15 Earnings Release

Operational fleet and fleet plan

Fleet plan	2015	2016	2017	>2016	Total
Fleet (End of Period)	140	139	142
Aircraft Commitments (R$ million)*	778.6	1,617.9	2,491.2	40,415.1	45,302.7
Pre-Delivery Payments (R$ million)	239.6	180.1	312.9	5,350.7	6,083.3

                   *Considers aircraft list price

Fleet (End of Period)	2Q15	2Q14	Var.	1Q15	Var.
Boeing 737-NG Family	142	146	-4	140	2
737-800 NG	106	110	-4	105	1
737-700 NG	36	36	-	35	1
737-300 Classic*	-	9	-9	-	-
767-300/200*	-	1	-1	-	-
Opening for rent Type
Financial Leasing (737-NG and 767)	45	46	-1	45	-
Operating Leasing	97	101	-4	95	2

                   *Non-operational

At the end of 2Q15, out of a total of 142 Boeing 737-NG aircraft, GOL was operating 134 aircraft on its routes. Of the 8 remaining aircraft, 1 was in the process of being returned to it lessor and 7 was sent via sub-leasing to a European airline.

GOL has 97 aircraft under operating leases and 45 under financial leases, 40 of which with a purchase option when their leasing contracts expire. In 2Q15, GOL received 3 aircraft B737 NG under operating lease and returned 1 B737 NGs.

The average age of the fleet was 7.4 years at the end of 2Q15. In order to maintain this indicator at low levels, the Company has 127 firm aircraft acquisition orders with Boeing for fleet renewal by 2026.

13	GOL Linhas Aéreas Inteligentes S.A.

2Q15 Earnings Release

Capex

GOL posted a net investment of R$358.4 million in 1H15, considering the return of the pre-delivery deposits returns when the aircraft is delivered. For more details on changes in property, plant and equipment, see Note 16 to the financial statements.

2015 Financial guidance

2015 Financial Guidance	From	To	2Q15 Results
Annual Change in Domestic Supply (ASK)	0	-1%	+2.1%
Average Exchange Rate (R$ /US$)	3.15	2.95	2.97
Jet Fuel Price	2.30	2.10	2.08
Operating Margin (EBIT)	2%	3.5%	-2.1%

Due to the impact of the adverse macroeconomic scenario, GOL may revise its guidance to incorporate any developments in its operating and financial performance, as well as any changes in interest, FX, GDP and WTI and Brent oil price trends.

Highlights of the subsidiary Smiles’ results in 2Q15

   Gross revenue¹ grows 65.9% compared to 2Q14 and reaches R$392.1 mi;

   Number of accrued miles grows 31.5% compared to 2Q14;

   Miles redeemed increase by 28.2% compared to 2Q14;

   Net revenue grows 80.9% compared to 2Q14 and reaches R$275.5 mi;

   Smiles&Money revenue of R$76.9 mi, 104.4% higher than in 2Q14;

   Net income increase by 39.5% compared to 2Q14, reaching R$89.4 mi;

   New product: Boarding rate with miles, the Smiles 100% miles experience;

   Entry of Smiles (SMLE3) on the Ibovespa Index (May 2015);

   Interest on Own Capital declared in the amount of R$7.1 mi.

Smiles S.A. closed 2Q15 with operating income of R$93.0 million, 93.5% higher than in 2Q14, with an operating margin of 33.8%, due to the 38.5% increase in the number of accrued ex-GOL miles and healthy direct redemption margins. The financial result reflects the capital structure following the capital reduction, which led to a significant increase in the return on capital indicators. For more information, please visit http://www.smiles.com.br/ri.

1. Gross revenue is not an accounting measure and refers to the total billed by the sale of miles and the cash portion of Smiles&Money, tax gross. These revenues may have affected the current period or will be recognized as revenue in future periods, depending on the time of redemption by the program member.

14	GOL Linhas Aéreas Inteligentes S.A.

2Q15 Earnings Release

Balance sheet

Balance Sheet (R$ `000)	2Q15	1Q15	4Q14
Assets	9,860,095	10,328,493	9,976,647
Current Assets	2,647,194	2,914,012	2,986,198
Cash and cash equivalents	1,622,917	1,956,292	1,898,773
Financial assets	93,743	40,513	296,824
Restricted cash	61,786	59,959	58,310
Trade and other receivables	450,738	447,830	352,284
Inventories	168,525	162,473	138,682
Recoverable income taxes	101,647	74,573	81,245
Prepaid expenses	89,818	88,096	99,556
Hedge Transactions	4,090	52,310	18,846
Other current assets	53,930	31,965	41,678
Non-Current Assets	7,212,901	7,414,481	6,990,449
Deposits	817,396	925,489	793,508
Restricted cash	276,640	339,043	273,240
Prepaid expenses	14,107	16,177	18,247
Recoverable income taxes	74,341	72,320	70,334
Deferred income taxes	496,377	632,111	486,975
Other non-current assets	35,234	30,309	23,442
Investments	19,718	22,443	8,483
Property and equipment, net	3,773,103	3,675,242	3,602,034
Intangible Assets	1,705,985	1,701,346	1,714,186
Liabilities and Shareholders` Equity	9,860,095	10,328,493	9,976,647
Liabilities	11,305,159	11,365,982	10,309,621
Current Liabilities	4,499,363	4,346,397	4,212,646
Short-term borrowings	1,159,805	1,171,286	1,110,734
Accounts payable	715,634	677,980	686,151
Salaries, wages and benefits	276,427	290,836	255,440
Fiscal obligation	67,866	140,081	100,094
Sales tax and landing fees	328,049	300,159	315,148
Advance ticket sales	1,082,397	912,809	1,101,611
Smiles deferred revenue	242,071	234,733	220,212
Advance from customers	74,769	93,671	3,196
Provisions	227,714	249,510	207,094
Obligation of derivatives transactions	75,395	131,760	85,366
Other obligations	249,237	143,573	127,600
Non-Current Liabilities	6,805,796	7,019,585	6,096,975
Long-term debt	5,688,336	5,953,197	5,124,505
Provisions	341,477	321,292	278,566
Smiles deferred revenue	669,362	616,432	559,506
Current income taxes payables	37,567	36,811	34,807
Other non-current liabilities	69,054	91,853	99,591
Shareholder's Equity	-1,445,064	-1,037,489	-332,974
Capital Stock	2,618,837	2,618,837	2,618,748
Issued share capital	-150,214	-150,214	-150,214
Shares to be issued	-	-	51
Capital reserve	792,646	792,784	103,366
Stock based compensation	94,016	96,324	93,763
Treasury shares	-24,784	-31,132	-31,357
Liability valuation adjustment	-141,424	-178,555	-138,713
Capital gain	-	-	687,163
Accumulated losses	-4,801,662	-4,405,750	-3,701,194
Non-controllers shareholders' interest	167,522	220,218	185,413
Total Liabilities and Shareholders’ Equity	9,860,095	10,328,493	9,976,647

15	GOL Linhas Aéreas Inteligentes S.A.

2Q15 Earnings Release

Cash flow

Consolidated Cash Flow (R$ '000)	1H15	1H14
Net Loss for the Period	-1,027,644	-241,126
Adjustments to Reconcile net Loss to net Cash Provided by Operating Activities
Depreciation and Amortization	197,903	259,561
Allowance for Doubtful Accounts	19,638	7,757
Provision for Judicial Deposits	25,028	2,541
Reversion (Provision) for Inventory Obsolescence	2,139	-1
Deferred Taxes	-7,849	49,892
Equity in Subsidiaries	2,647	1,407
Share-based Payments	6,188	4,186
Exchange and Monetary Variations, net	901,547	-113,053
Interests on Loan and Leasing	282,114	148,074
Unrealized Hedge Result	-4,873	15,852
Result share plan provision	14,845	32,546
Write-off Property, Plant and Equipment and Intangible Assets	419,045	167,676
Net income adjusted	901,547	-113,053
Cash Flows from Operating Activities:
Accounts Receivable	-118,092	-149,762
Financial Applications Used for Trading	279,917	856,9
Inventories	-31,982	-30,585
Deposits	53,245	-34,275
Prepaid Expenses, Insurance and Recoverable Taxes	-23,315)	36,452
Others Assets	-12,64	6,534
Suppliers	60,758	-42,625
Advance Ticket Sales	-19,214	-90,103
Advances from Customers	71,573	-127,321
Salaries, Wages and Benefits	6,142	-9,929
Sales Tax and Landing Fees	12,901	28,793
Tax Obligation	50,272	62,246
Obligations from Derivative Transactions	1,874	5,2
Provisions	-16,962	-87,995
Others Liabilities	17,951	131,19
Mileage program	131,715	52,438
Interest Paid	-247,228	-167,065
Income Tax Paid	-79,894	-76,483
Net Cash Provided by Operating Activities	556,066	531,286

Restricted Cash	-6,875	27,91
Dividends received by subsidiary	1,302	-
Investment acquisition	-	-12,5
Investment sale	-	65,752
Property, Plant and Equipment	-308,765	-125,724
Advances for Property, Plant and Equipment Acquisition	-35,864	153,432
Intangible Assets	-20,656	-24,319
Net Cash Provides (Used in) Investing Activities	-447,694	239,913

Loan Funding	297,677	295,719
Loan Payment	-352,183	-73,304
Financial Leases Payment	-184,322	-122,355
Shares to be issued	-51	117,249
Capital increase in subsidiary	3,838	1,235
Dividends paid	-	-67,409
Net Cash Generated by (Used In) Financing Activities	-235,041	151,135
Exchange Variation on Cash and Cash Equivalents	-149,187	-107,588
Net Increase in Cash and Cash Equivalents	-275,856	814,746
Cash and Cash Equivalents at Beginning of the Period	1,898,773	1,635,647
Cash and Cash Equivalents at End of the Period	1,622,917	2,450,393

16	GOL Linhas Aéreas Inteligentes S.A.

2Q15 Earnings Release

Glossary of industry terms

|           AIRCRAFT LEASING: an agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.

|           AIRCRAFT UTILIZATION: the average number of hours operated per day by the aircraft.

|           AVAILABLE SEAT KILOMETERS (ASK): the aircraft seating capacity multiplied by the number of kilometers flown.

|           AVERAGE STAGE LENGTH: the average number of kilometers flown per flight.

|           BLOCK HOURS: refers to the time an aircraft is in flight plus taxiing time.

|           BREAKEVEN LOAD FACTOR: the passenger load factor that will result in passenger revenues being equal to operating expenses.

|           BRENT: refers to oil produced in the North Sea, traded on the London Stock Exchange and used as a reference in the European and Asian derivatives markets.

|           CHARTER: a flight operated by an airline outside its normal or regular operations.

|           EBITDAR: earnings before interest, taxes, depreciation, amortization and rent. Airlines normally present EBITDAR, since aircraft leasing represents a significant operating expense for their business.

|           LESSOR: the party renting a property or other asset to another party, the lessee.

|           LOAD FACTOR: the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

|           LONG-HAUL FLIGHTS: long-distance flights (in GOL’s case, flights of more than four hours’ duration).

|           OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK): operating expenses divided by the total number of available seat kilometers.

|           OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): operating cost divided by the total number of available seat kilometers excluding fuel expenses.

|           OPERATING REVENUE PER AVAILABLE SEAT KILOMETER (RASK): total operating revenue divided by the total number of available seat kilometers.

|           PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK): total passenger revenue divided by the total number of available seat kilometers.

|           REVENUE PASSENGERS: the total number of passengers on board who have paid more than 25% of the full flight fare.

|           REVENUE PASSENGER KILOMETERS (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight.

|           SALE-LEASEBACK: a financial transaction whereby a resource is sold and then leased back for a long period, enabling use of the resource without owning it.

|           SLOT: the right of an aircraft to take off or land at a given airport for a determined period of time.

|           SUB-LEASE: an arrangement whereby a lessor in a rent agreement leases the item rented to a third party.

|           TOTAL CASH: the sum of cash, financial investments and short and long-term restricted cash.

|           WTI Barrel: stands for West Texas Intermediate – the West Texas region is where U.S. oil exploration is concentrated. Serves as a reference for the U.S. petroleum byproduct markets.

|           Yield pEr PASSENGER KILOMETER: the average value paid by a passenger to fly one kilometer.

17	GOL Linhas Aéreas Inteligentes S.A.

2Q15 Earnings Release

Investor Relations

ri@golnaweb.com.br

www.voegol.com.br/ri

+55(11)2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes, the largest low-cost and best-fare airline in Latin America, offers around 900 daily flights to 73 destinations, 17 international, in South America, the Caribbean and the United States, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 700 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and 8 abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

Disclaimer

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

18	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2015

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.